Joint Filing Agreement

       Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Warby Parker Inc. EXECUTED this 13th day of May, 2025.

GENERAL CATALYST GROUP MANAGEMENT HOLDINGS GP, LLC

By: GENERAL CATALYST GROUP MANAGEMENT HOLDINGS, L.P.
    its Manager

By: GENERAL CATALYST GROUP MANAGEMENT, LLC
    its General Partner

    By: /s/ Christopher McCain
        Christopher McCain
        Chief Legal Officer

GENERAL CATALYST GROUP MANAGEMENT
HOLDINGS, L.P.

By: GENERAL CATALYST GROUP MANAGEMENT, LLC
    its General Partner

    By: /s/ Christopher McCain
        Christopher McCain
        Chief Legal Officer

GENERAL CATALYST GROUP MANAGEMENT, LLC

    By: /s/ Christopher McCain
        Christopher McCain
        Chief Legal Officer

GENERAL CATALYST GROUP V, L.P.

By: GENERAL CATALYST PARTNERS V, L.P.
    its General Partner

By: GENERAL CATALYST GP V, LLC
    its General Partner

    By: /s/ Christopher McCain
        Christopher McCain
        Chief Legal Officer

GC ENTREPRENEURS FUND V, L.P.

By: GENERAL CATALYST PARTNERS V, L.P.
    its General Partner

By: GENERAL CATALYST GP V, LLC
    its General Partner

    By: /s/ Christopher McCain
        Christopher McCain
        Chief Legal Officer

GENERAL CATALYST PARTNERS V, L.P.

By: GENERAL CATALYST GP V, LLC
    its General Partner

    By: /s/ Christopher McCain
        Christopher McCain
        Chief Legal Officer

GENERAL CATALYST GROUP V SUPPLEMENTAL, L.P.

By: GENERAL CATALYST PARTNERS V, L.P.
    its General Partner

By: GENERAL CATALYST GP V, LLC
    its General Partner

By: /s/ Christopher McCain
     Christopher McCain
     Chief Legal Officer

GENERAL CATALYST GP V, LLC

By: /s/ Christopher McCain
     Christopher McCain
     Chief Legal Officer

                    *
Kenneth Chenault

                    *
David P. Fialkow

                    *
Joel E. Cutler

                    *
Hemant Taneja
*By: /s/ Christopher McCain
     Christopher McCain as Attorney-in-Fact